EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Sila Realty Trust, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-235469) on Form S-3D of Sila Realty Trust, Inc. of our report dated March 24, 2021, with respect to the consolidated balance sheets of Sila Realty Trust, Inc. as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III, which report appears in the December 31, 2020 annual report on Form 10-K of Sila Realty Trust, Inc.
Our report contains an explanatory paragraph relating to the Company changing its method of accounting for leases.
Tampa, Florida
March 24, 2021